UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-36765

Hello Group Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Resignation of Director

Mr. Yongming Wu has resigned as a director of Hello Group Inc. (the “Company”), effective June 14, 2023, for personal reasons without involving any disagreement with the Company, its management, board of directors or any committee of the board of directors, on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hello Group Inc.

By	:	/s/ Cathy Hui Peng
Name	:	Cathy Hui Peng
Title	:	Chief Financial Officer

Date: June 15, 2023